Exhibit 2

NEW GOLD INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

December 31, 2007 and 2006

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying audited financial statements for the fiscal year ended December 31, 2007 (the “Financial Statements”) and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management under the overall supervision of the Chief Financial Officer. The Financial Statements and MD&A have been reviewed and approved by the Board of Directors of the Company.

The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with Canadian securities commissions and the U.S. Securities and Exchange Commission as required in Canada by Multilateral Instrument 52-109 and in the United States as required by regulations promulgated under the Securities Exchange Act of 1934 as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors annually and assumes the responsibilities set out in its mandate, including the following: (a) review of interim and annual financial statements and management discussion and analysis; (b) consideration of the report of the independent auditors; (c) assessment of the adequacy of the Company’s internal controls, including management’s assessment described below; (d) examination and approval of the fees and expenses for audit services provided by the independent auditors; (e) recommendation of the independent auditors to the Board for the appointment by the shareholders; and (f) oversight of the work of the independent auditors, as well as the other responsibilities required pursuant to applicable securities regulations and the rules of the American Stock Exchange and Toronto Stock Exchange. The independent auditors have full and free access to the Audit Committee and meet with it from time to time to discuss their audit work, the Company’s internal control over financial reporting, and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as at December 31, 2007 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2007.

The effectiveness of our internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent auditors, as stated in their report which appears herein.

/s/ Cliff Davis	/s/ Paul Martin
Cliff Davis	Paul Martin
Chief Executive Officer	Chief Financial Officer
March 31, 2008

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Independent Auditors’ Report

To the Shareholders of New Gold Inc.

We have completed an integrated audit of New Gold Inc.’s 2007 financial statements and of its internal control over financial reporting as at December 31, 2007 and an audit of its 2006 financial statements. Our opinions, based on our audits, are presented below.

Financial statements

We have audited the accompanying balance sheets of New Gold Inc. as at December 31, 2007 and December 31, 2006, and the related statements of operations, comprehensive loss and deficit, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited New Gold Inc.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control—Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 31, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated March 31, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 31, 2008

New Gold Inc.

(A Development Stage Company)

BALANCE SHEETS

As at December 31, 2007 and December 31, 2006

(In thousands of Canadian dollars)

	2007	2006
ASSETS

Current assets
Cash and cash equivalents	$190,176	$68,054
Accrued interest receivables on cash equivalents	663	133
Amounts receivable	2,850	990
Prepaid expenses	485	80

	194,174	69,257
Investments (Note 3)	120,065	—
Reclamation deposits (Note 17(d))	3,500	—
Mineral properties – schedule (Note 4 and 7)	116,924	61,440
Property and equipment (Note 5)	34,173	1,959

	$468,836	$132,656

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$11,013	$3,786
Current portion of long-term debt (Note 7)	212,761	—

	223,774	3,786

Long-term debt – Debentures (Note 7)	35,189	—

Future income taxes (Note 8)	2,368	10,004

	37,557	10,004

SHAREHOLDERS’ EQUITY

Share capital (Note 9)	213,278	117,858
Convertible debenture (Notes 7 and 10)	18,403	—
Share purchase warrants (Note 11)	41,122	5,959
Stock options (Notes 12 and 13)	5,647	4,546
Deficit	(70,945)	(9,497)

	207,505	118,866

	$468,836	$132,656

Nature of Operations and Going Concern (Note 1)

Measurement Uncertainty (Note 3)

Commitments and Contingent Liabilities (Note 17)

Subsequent events (Note 18)

APPROVED BY THE BOARD

/s/ Cliff Davis	/s/ Paul Sweeney
Cliff Davis	Paul Sweeney
Director	Director

New Gold Inc.

(A Development Stage Company)

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars, except for share amounts)

	2007	2006
Income
Interest income	$6,579	$2,746

	6,579	2,746

Expenses
Amortization	32	139
Foreign exchange (gain) loss	(58)	1
Loss on disposal of property and equipment	—	8
Administrative, office and miscellaneous	791	645
Professional and regulatory fees	2,946	944
Travel, conferences and promotion	638	651
Wages, benefits and stock-based compensation (Note 6)	2,716	4,449
Impairment of investments (Note 3)	50,120	—
Interest and accretion (Note 7)	22,125	—

	79,310	6,837
Loss before taxes	(72,731)	(4,091)

Future income tax recovery (Note 8)	11,283	587

Loss and comprehensive loss for the year	(61,448)	(3,504)

Deficit, beginning of year	(9,497)	(5,993)

Deficit, end of year	$(70,945)	$(9,497)

Weighted average number of shares outstanding (thousands)	30,721	22,689

Loss per share (basic and diluted)	$(2.00)	$(0.15)

See accompanying notes.

New Gold Inc.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

	2007	2006
Cash provided by (used for)

OPERATING ACTIVITIES
Loss for the year	$(61,448)	$(3,504)
Items not involving cash:
Amortization	32	139
Stock-based compensation	850	2,487
Loss on disposal of property and equipment	—	8
Future income taxes (Note 8)	(11,388)	(645)
Impairment of investments (Note 3)	50,120	—
Accretion (Note 7)	13,731	—
Net change in non-cash working capital items	(1,678)	16

	(9,781)	(1,499)

INVESTING ACTIVITIES
Reclamation deposits	(3,500)	—
Payments for mineral properties and exploration costs	(39,276)	(20,211)
Acquisition of property and equipment	(29,987)	(449)
Investments (Note 3)	(170,185)	—

	(242,948)	(20,660)

FINANCING ACTIVITIES
Cash proceeds from the issuance of debt, net of issue costs	244,369	—
Cash proceeds from shares and share purchase warrants issued, net of issue costs	130,482	72,034

	374,851	72,034

Increase in cash and cash equivalents	122,122	49,875

Cash and cash equivalents, beginning of the year	68,054	18,179

Cash and cash equivalents, end of the year	$190,176	$68,054

Cash and cash equivalents comprises
Cash	1,510	20,637
Government of Canada Treasury Bills	188,666	—
Short-term investments	—	47,417

Cash and cash equivalents, end of the year	$190,176	$68,054

See accompanying notes.

For supplemental disclosure of non-cash investing and financing activities, refer to Note 14.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

New Gold Inc. (the “Company”), is in the business of exploring and developing mineral prospects in British Columbia, Canada. Its principal project, the New Afton copper-gold project (the “Project”), has been subject to exploration, an advanced scoping study and a feasibility study. These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they fall due.

As at December 31, 2007, the Company has negative working capital of $29.6 million. The negative working capital position is primarily due to the classification of the Company’s Notes as a current liability because of a provision in the Note Indenture which requires the Company to obtain all material permits related to its New Afton project on or before June 27, 2008 (See Note 7). Should these permits not be obtained or the Company is unable to negotiate a waiver, the Company is obligated to offer to redeem the Notes at par value ($237 million). The negative working capital position is also due to the classification of the Company’s investments in non-bank sponsored asset backed commercial paper (“ABCP”) as non-current assets. The Company has $120 million ($170 million net of $50 impairment) in investments subject to the ABCP restructuring in Canada (See Note 3). The financial impact of these two situations creates substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon obtaining the remaining permits for its New Afton project, resolving the liquidity situation surrounding its ABCP investments or obtaining the necessary financing to fund its debt obligations over the next year.

In recognition of these circumstances, and following the receipt of the major principal mine permit in October 2007, the Company is actively pursuing the remaining permits required to satisfy the debt requirements. The Company’s ability to continue as a going concern is also dependent on the successful resolution of the ABCP restructuring which the Company anticipates will result in a limited market for the pooled assets to be created as a result of the new pooled assets credit rating, increased transparency about the underlying assets and the structure as well as the support of a margin facility which is expected to enable the Company to realize on its ABCP investments, as well as its ability to renegotiate its obligations in terms of the Note Indenture should they fall due. The Company’s continuing operations are also dependent on the raising of additional financing to finance the remainder of the Project construction. The amount and timing of these raisings may be materially impacted by the resolution of the Company’s investments in ABCP (See Note 3). There can be no assurance it will be able to raise sufficient funds as and when such funds are required. There can furthermore be no assurance that the Company will obtain the necessary permits or resolve its ABCP issues or obtain the necessary funding to continue with its Project construction.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

The underlying value of the Company’s mineral claims is dependent upon the existence and economic recovery of mineral reserves, and the ability of the Company to raise financing to complete the development of and operation of the Project. In addition, the Company’s projects may be subject to a number of risks, including changes in government relations related to mining activities, economic instability and access rights disruption. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 19, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

a)	Cash and Cash Equivalents

Cash and cash equivalents are recorded at fair value and consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities of three months or less at purchase dates.

b)	Mineral Properties and Related Deferred Costs

The Company records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are impaired, sold, allowed to lapse, or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the cash flows to be generated from its properties.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

c)	Property and Equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 5% per annum for building, 20% per annum for mining equipment, transportation vehicles, office and computer equipment. Amortization is recorded when the asset is put into use.

d)	Tax Credits

Tax credits represent British Columbia Mining Exploration Tax Credit claim refunds of 20% of eligible exploration expenditures. These credits are for qualifying exploration expenditures at a grassroots level for mineral properties in the Province of British Columbia.

e)	Loss Per Share

Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the year. The treasury stock method is used to determine the dilutive effect of stock options, share purchase warrants and other dilutive instruments. For convertible debentures, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the if converted method. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

f)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Significant areas where estimates are used relate to the impairment of investments, impairment of mineral properties and related deferred exploration costs, determinations as to whether costs are expensed or deferred, stock-based compensation and share purchase warrant valuation assumptions, applicable interest rate of a non-convertible compound feature debt to determine the debt and equity component of a compound financial instrument, future site restoration costs, and the future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the financial statements of future changes in such estimates could be material.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

g)	Income and Resource Taxes

The Company recognizes and measures, as assets and liabilities, income and resource taxes currently payable or recoverable as well as future taxes which would arise from the realization of assets or the settlement of liabilities at their carrying amounts to the extent that these differ from their tax bases. Future income tax (“FITs”) assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of FIT assets is not more likely than not.

h)	Flow-Through Shares

The Company applies the consensus of Abstract #146 of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) in respect to its accounting for all flow-through share renunciations. Under the Canadian Income Tax Act an enterprise may issue securities referred to as flow-through shares whereby the investor may claim the tax deductions associated with the related resource expenditures. The Company records future income tax liabilities on the date that the Company files the renouncement documents with the tax authorities to renounce the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. At the time of recognition of the future income tax liabilities a corresponding reduction to share capital is made.

i)	Asset Retirement Obligations

The Company recognizes a liability for any asset retirement obligations when it is determinable and calculates the liability based upon discounted future payments to be made. A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently amortized to expense over its expected life.

j)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. The fair value of stock options is determined by the Black-Scholes option pricing model with assumptions for risk-free interest rates, dividend yields, volatility and an expected life of the options. Forfeitures are recorded based on actual occurrences. The Company charges the costs related to stock-based compensation to the Statement of Operations or in the case of project-related personnel, the Company capitalizes the related amounts to mineral properties over their vesting periods which ranges between zero and 12 months.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

Accounting Policies Adopted in 2007

k)	Financial Instruments

CICA Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost or amortized cost. Adoption of this policy had no material impact on the Company’s previously reported or current year results.

l)	Comprehensive Income

Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in the Statement of Operations such as unrealized gains or losses on available-for-sale investments.

m)	Interest Capitalization

Interest expense allocable to the qualifying cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Interest will be allocated between expensing it to the Statement of Operations and capitalizing it to mineral properties by applying the weighted average effective interest rate of the Company’s debt to the average deferred New Afton mine costs applicable for the year.

n)	Transaction Costs

The Company records financial assets and liabilities net of transaction costs. Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are netted against the financial asset or financial liability on initial recognition and amortized using the effective interest method over the life of the related instrument.

3. INVESTMENTS, IMPAIRMENT AND MEASUREMENT UNCERTAINTY

As at December 31, 2007 the Company had $170 million invested in collateralized short term debt obligations (rated R1 high by Dominion Bond Rating Service), issued by limited purpose trusts sponsored and managed by non-bank entities. These obligations, commonly known as “Asset Backed Commercial Paper” (“ABCP”), typically had terms of less than 365 days and repayment of a maturing ABCP was dependent on the cash generated by the trusts’ underlying assets and the ability of the trusts to issue new ABCP. In mid August 2007 a number of sponsors of non-bank managed ABCP, including those with which the Company had invested, announced that they could not place ABCP due to unfavourable conditions in the Canadian capital markets.

As a result, the non-bank ABCP market remains the subject of an agreement signed on August 16, 2007 amongst a number of affected parties. This agreement, referred to as the “Montreal Accord”, contemplates a restructuring of ABCP on or before March 31, 2008 with the expressed intention of re-introducing the majority of the investments into a pool of long term floating rate senior and subordinate notes with the senior notes having a credit rating attached to them. The traditional asset pools and ineligible assets will have tracking notes associated with them. It is still uncertain how much of a market will be created as a result of the restructuring. While the

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

Company is not a signatory to the Montreal Accord, it is directly and through counsel monitoring the activities of a committee formed to implement the restructuring and is expected to be required to sign once the restructuring is implemented. However, the final terms of reference for the restructuring, while well advanced as detailed in a press release dated December 23, 2007 (the “December Press Release”), have not been made the subject of a definitive proposal and there is no certainty of a positive outcome.

As a result, there is presently no active market for the ABCP held by the Company and the funds cannot be accessed until such time as the restructuring contemplated by the Montreal Accord has been completed. The Company is unable to definitively determine when or if an appropriate resolution may occur, however, it believes that it is reasonable to anticipate that it will occur by the second quarter of 2008.

The Company has re-classified its holdings in ABCP from short-term investments to long-term assets and categorized such holdings as follows:

Restructuring groupings	Total	Traditional assets	Synthetic assets	Ineligible assets
	$ millions
Trusts held – Series A
Aria	11.3	—	10.1	1.2
Aurora	22.8	—	22.8	—
Rocket	55.6	—	48.3	7.3
Gemini	9.5	9.5	—	—
SAT	6.9	—	6.9	—
SIT III	64.1	—	64.1	—

Total investment	170.2	9.5	152.2	8.5

Estimated fair value */**	120.1	8.3	106.2	5.6

* - see the valuation methodology and valuation ranges below.

** - the range of fair values estimated by the Company varied between $105.4 million and $134.7 million

Based upon the December Press Release, the Company expects to receive floating rate notes (“FRNs”) for the ABCP supported by synthetic assets and tracking notes for the ABCP supported by traditional and ineligible assets.

Management has estimated the fair value impairment on ABCP held as prescribed by CICA Section 3855 by using a probability weighted cash flow approach. Management has used the following methodology and made the following assumptions in its determination of the likely terms and characteristics of the FRNs:

a)	Modeled the FRNs and tracking notes (collectively, “the Restructured Notes”) based upon the December Press Release as this remains the most objective and supportable assumption to use.

b)	Assumed that:

(i)	the Company will receive the average of the group for senior and junior notes from the pool of synthetic assets;

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

(ii)	the maturity date of the FRNs and the ineligible asset tracking notes will have an average life of 7 years from April 14, 2008 and the margin facility providers (applicable only to the synthetic pooled assets) will charge 160 basis points (“bps”) to provide the facility. The traditional asset tracking notes are estimated to have a 5 year life ; and

(iii)	the underlying assets will generate returns above the collateral invested between 0.5% and 0.8% and that prospective purchasers will require yields between 6% and 15%, depending on the type of trust held, to purchase the FRNs.

As a result of these assumptions, the Company estimated that the Restructured Notes will generate returns in a range of between 3.74% and 4.90% and using the prospective buyers estimated yield to determine a range of recoverable values, present valued the FRNs and tracking notes.

No estimate of the restructuring costs, which have been stated as being immaterial by the Committee, nor interest income since August 13, 2007 has been included in the fair value assessment due to a lack of information.

Based upon a sensitivity analysis the assumptions which have the most significant impact on the valuation estimate includes: the expected yield required by a potential investor, the maturity of the FRNs (currently assumed at 7 years), the cost of the margin facility (currently assumed at 160 bps over the life of the trusts) and whether the restructuring is successful or not.

The resulting cash flows have then been discounted to December 31, 2007 based on the expected maturity of the FRNs. This analysis presumes a successful restructuring essentially on the terms described in the December Press Release and has been calculated without the benefit of full disclosure, review and analysis of the underlying assets of each of the trusts held by the Company as this information has not been provided by each trust. While management believes that it has utilized an appropriate methodology to estimate fair value, given the number of uncertainties there can be no assurance that this estimate of fair value is accurate.

Based on this fair value estimation the Company has recorded an impairment charge in the amount of $50.1 million in the current year which is the mid-point between the best and worst case results of the analysis described above which management believes is the most appropriate indication of the fair value. There can be no assurance that this estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods. In addition, the Company has not accrued any interest due from these investments pending further information from the restructuring committee.

The Company has designated the investments as available-for-sale instruments.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

4. MINERAL PROPERTIES

a)	Kamloops, B.C. “Afton” Mineral Property

Under the terms of two option agreements (“Option”) dated September 22, 1999 to acquire the Afton Mineral Claims, the Company issued 2 million common shares and completed an aggregate work commitment totaling $6.5 million over a period not to exceed nine years to earn the 100% rights to the mineral claims. The Company completed the work commitment and made the final share payment in 2005 and has a 100% interest in the mineral claims.

Under the terms of the Option agreement to acquire the mineral claims for the Afton Mineral Claims, the optionors retained a 10% net profit royalty (See Note 17 (b)).

b)	Kamloops, B.C., “Ajax” Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company (See Note 17 (e)).

5. PROPERTY AND EQUIPMENT

	(in thousands)
	Cost	Accumulated Amortization	Net Book Value
Land	$16,338	$—	$16,338
Building	105	21	84
Transportation vehicles	663	134	529
Equipment	17,982	1,064	16,918
Office and computer equipment	465	161	304

Balance December 31, 2007	$35,553	$1,380	$34,173

	(in thousands)
	Cost	Accumulated Amortization	Net Book Value
Land	$57	$—	$57
Building	105	16	89
Transportation vehicles	101	80	21
Equipment	1,662	124	1,538
Office and computer equipment	345	91	254

Balance December 31, 2006	$2,270	$311	$1,959

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

6. WAGES, BENEFITS AND STOCK-BASED COMPENSATION

The following table details the amounts included:

	(in thousands)
	2007	2006
Salaries, wages and benefits	$1,866	$1,962
Stock-based compensation	850	2,487

Total	$2,716	$4,449

7. LONG-TERM DEBT

Long-term debt consists of the following:

	(in thousands)
	2007	2006
Series D units – debt portion	$212,761	$—
Subordinated convertible debentures – debt portion	35,189	—

	247,950	—
Less: Portion due within one year	(212,761)	—

Total	$35,189	$—

On June 28, 2007, the Company completed an offering (the “Offering”) and a subsequent agents over allotment option on July 27, 2007 on the Series D Units, through a syndicate of underwriters, pursuant to which the following securities were issued:

Series D units

The Company has issued in total 237,000 Series D units (“Units”) for an aggregate principal amount of $237 million which includes the issuance of 17,000 additional Units issued as part of the over-allotment option granted to the agents and exercised on July 27, 2007. The Units, which were issued pursuant to a Note Indenture dated June 28, 2007 (the “Note Indenture”), consist of an unsecured note bearing interest at 10% per annum in the principal amount of $1,000 (the “Note”) and 100 common share purchase warrants (the “Warrants”). Each Warrant is exercisable to purchase one common share of the Company at a price of $15 per share until June 28, 2017. The Notes and Warrants detached upon their listing and are traded separately on the Toronto Stock Exchange.

The Company has allocated the net proceeds, after deducting $10.1 million in transaction costs, of the Series D units as follows: $191.7 million to the Notes based on the fair value of a similar debt instrument without associated common share purchase warrants; and $35.2 million to the Warrants using the residual value method. The value of the Notes is being accreted to its face value over the expected term of the debt using the effective interest method. During the year ending December 31, 2007 accretion costs of $21.0 million were added to the Series D units debt amount balance.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

The Notes mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008. The Company has the right to redeem the Notes in whole or in part at any time and from time to time from June 28, 2007 to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.

The Note Indenture provides that in the event of a change of control of the Company or in the ownership of the Project, as defined therein, the Company may or must offer, depending on the circumstances, to redeem the Notes.

In addition, in terms of the Note Indenture, if the Company has not obtained all the necessary permits for construction, development and conducting mining operations before June 28, 2008 it must offer to redeem the Notes then outstanding at 100% of the principal amount of $237 million plus accrued and unpaid interest. While the principal permit was received on October 31, 2007, the Company continues to classify the Notes as a current liability in recognition of the provisions of the Note Indenture as discussed above.

The Notes rank senior to the Debentures described below. If the Company secures any subsequent indebtedness, the Notes are required to be secured in the same manner. The Note Indenture subjects the Company to comply with certain reporting and other covenants that include limits on indebtedness and distributions subject to certain conditions.

Subordinated Convertible Debentures

The Company issued 55,000 Convertible Subordinated Debentures (“Debentures”) for an aggregate principal amount of $55 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of $9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price. The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008.

The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into common shares at a conversion price ranging from $7.48 to $9.35, based on a time formula specified in the Debenture Indenture.

The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Company has allocated the $52.6 million net proceeds, after deducting $2.4 million in transaction costs, to the Debentures of $34.2 million as a liability based on the fair value of a similar debt instrument without an associated conversion option. The fair value of the conversion option of the Debentures on June 28, 2007 was estimated using the residual value method at approximately $18.4 million.

The debt component of the Debentures is being accreted over the expected term to maturity using the effective interest method. During the year accretion costs of $0.9 million were added to the convertible debt balance.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

The Company has allocated the costs associated with the financing against the component parts of the instruments issued, being the Notes, Warrants, Debentures and the fair value of the conversion option of the Debentures.

As a result of the Notes and Debentures debt financings the Company has incurred interest charges of $13.4 million and recognized $22.0 million in accretion costs for the year. These amounts were charged between the Statement of Operations and mineral properties in accordance with the Company’s accounting policy as follows:

	(in millions)
	Accretion	Interest	Total
Statement of Operations	13.7	8.4	22.1
Mineral Properties	8.3	5.0	13.3

	22.0	13.4	35.4

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

8. INCOME TAXES AND GRANT RECOVERIES

The difference between the income tax expense and the provision obtained by applying the statutory rate is as follows:

	(in thousands)
	As at December 31
	2007	2006
Combined federal and provincial income tax rate	34.1%	34.1%

Expected income tax recovery at Canadian statutory tax rates	$24,816	$1,396
Increase (decrease) in tax recovery resulting from:
Reduction in tax rates	(2,401)	645
Non-capital loss carry forward - prior periods	—	(1,014)
Change in valuation allowance	(3,341)	—
Stock-based compensation	(290)	(848)
Other non-temporary differences	(23)	467
Accretion	(4,685)	—
Fair value impairment	(8,550)	—
Share issue costs	5,862	—
Other	(105)	(59)

Income tax recovery	$11,283	$587

The temporary differences comprising the future income tax assets and liabilities are as follows:

	(in thousands)
	As at December 31
Future income tax assets:
Non-capital loss carry forward	$5,641	$2,474
Capital loss carry forward	6,766
Share issue costs	4,639	1,344
Valuation allowance	(7,159)	(3,818)

Future income tax assets	$9,887	$—

Future income tax liabilities:
Mineral properties	$(5,334)	$(5,639)
Deferred exploration expenditures flow-through	(3,802)	(4,365)
Capitalized accretion	(3,119)	—

Future income tax liabilities	(12,255)	(10,004)

Net long term future income tax liability	$(2,368)	$(10,004)

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

As at December 31, 2007 the Company has income tax loss carryforwards of $20.9 million which are available to reduce future years taxable income and expire as follows:

(in thousands)
Non-capital losses
2008	38
2009	499
2010	918
2014	861
2015	2,629
2026	2,908
2027	13,040

In addition, the Company has incurred resource expenditures, net of flow-through renouncements, of $42.8 million (cumulative 2006 - $28.3 million) which may be carried forward indefinitely and used to reduce taxable income in future years.

During the year, the Company has recognized future income tax assets. The Company has recognized future tax assets and recorded a future tax recovery of $9.9 million relating to available loss carry forward amounts and share and debt issue costs.

In addition, the Company has recorded future income tax liabilities charges totaling $3.5 million to mineral properties related to capitalized stock-based compensation and accretion charges.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

9. SHARE CAPITAL

Authorized

Effective June 1, 2005, the Company increased the authorized share capital to an unlimited number of common shares without par value from 40,000,000 common shares without par value.

Issued and Outstanding

	(in thousands)
	Shares	Amount
Balance, December 31, 2005	15,576	$54,752
For cash - pursuant to a prospectus offering, net (a)	8,334	64,608
For cash - exercise of stock options	235	1,467
Tax effect for flow-through shares (See note 8)	—	(3,303)
Transfer from stock options (See note 12)	—	334

Balance, December 31, 2006	24,145	$117,858
For cash - pursuant to a prospectus offering, net (b)	12,755	94,985
For cash - exercise of stock options	50	335
Transfer from stock options (Note 12)	—	100

Balance, December 31, 2007	36,950	$213,278

a)	On February 28, 2006, the Company completed a short form prospectus filing in Canada to issue, through a syndicate of underwriters, 8,334,000 units at $9.00 per unit for gross cash proceeds of $75.0 million (net proceeds $70.6 million, prior to allocation of the fair value to the share purchase warrants (Note 11)). A commission of 5.25% was paid to the underwriters. Each unit consisted of one common share and one-half of a share purchase warrant. The gross proceeds have been allocated $8.285 to each common shares and $0.715 to each one-half of a share purchase warrant. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.9%; volatility factor of the expected market price of the Company’s common stock of 40%; and a weighted average expected life of the warrants of 2 years.

b)	On June 28, 2007, the Company completed a short form prospectus filing in Canada to issue, through a syndicate of underwriters, 10,700,000 Common Shares at $7.50 per share and 2,055,000 Flow-Through Shares (Note 17(c)) at $9.75 per share for gross proceeds of $100.3 million (net proceeds after allocating transaction costs of $95.0 million).

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

10. CONVERTIBLE DEBENTURE

	2007	2006
Subordinated convertible debentures – conversion option (Note 7)	$18,403	$—

11. SHARE PURCHASE WARRANTS

As at December 31, 2007, the following share purchase warrants were issued and outstanding:

	Number of Warrants	Amount
	(in thousands)	(in thousands)
Balance, at December 31, 2006 (a)	4,167	$5,959
Issued pursuant to a prospectus, net (b) (Note 7)	23,700	35,163

Balance, December 31, 2007	27,867	$41,122

a)	Each whole warrant is exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008. The warrants have been listed for trading on the Toronto Stock Exchange (See Note 9 (c) for the fair value assumptions and Note 18(c)).

b)	Each whole warrant is exercisable to purchase one common share at a price of $15.00 per share until June 28, 2017. The warrants have been listed for trading on the Toronto Stock Exchange (See Note 7 for the fair value assumptions).

12. STOCK-BASED COMPENSATION

On May 4, 2005, at the Company’s Annual General Meeting, the disinterested shareholders approved a change to the Company’s Stock Option Plan (“Plan”). The approved change increased the number of options issuable from a fixed amount of 1,000,000 options to 10% of the outstanding capital of the Company on a reloading basis.

The reloading basis allows the number of options eligible to be issued to increase to the current 10% level of the then present outstanding capital of the Company. In addition, exercised options are also automatically reloaded into the Plan. The Plan also requires disinterested shareholders to renew their approval every three years.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

In addition, the Company has issued under the 2% inducement rules available under the TSX regulations, a total of 450,000 stock options to two senior officers which are incremental to the 10% allowable issuable amount.

The options are priced at the closing price of the Company’s share on the day prior to the grant date. The maximum term of all options is 10 years, however, all current outstanding stock option agreements have been issued with five year expiry terms.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

As at December 31, 2007, the stock options held by directors, consultants and employees are as follows:

	Options Outstanding (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Balance, December 31, 2005	1,727	$6.04	4.5
Granted	715	10.64	4.0
Exercised	(185)	(6.69)	—
Terminated	(4)	(11.00)	—

Balance, December 31, 2006	2,253	$7.43	3.6
Granted	676	6.28	4.6
Exercised	(50)	6.69	—
Expired/Terminated	(467)	7.79	—

Balance, December 31, 2007	2,412	$7.06	3.1

	Exercisable		Outstanding
Option Strike Price	Options (in thousands)	Weighted Average Remaining Life (Years)	Options (in thousands)	Weighted Average Remaining Life (Years)
$4.60	600	1.8	600	1.8
$4.61 to $5.99	12	2.7	302	4.8
$6.00 to $6.99	528	3.0	701	3.4
$7.00 to $7.99	225	2.6	225	2.6
$8.00 to $11.00	584	3.4	584	3.4

	1,949	2.7	2,412	3.1

The compensation cost recorded for the period ended December 31, 2007 in respect of options granted in 2007 that were expensed to the Statement of Operations was $850,236 (2006 - $2,486,635) and capitalized to mineral properties was $350,096 (2006 - $665,927).

The fair value was calculated with the following assumptions: weighted average risk free interest rate of 4.45% (2006 - 3.86% to 4.42%); volatility factor of the expected market price of the Company’s common stock of 41.6% (2006 - 40%); and a weighted average expected life of the options of 3.5 years (2006 - 2.5 years).

The resulting weighted average cost per option granted was $2.23 (2006 - $3.07). The estimated fair value of the options is expensed over the vesting period of 12 months.

The fair value of options issued has been estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes pricing model requires the input of highly subjective assumptions that can materially affect the fair value estimate.

The exercise of the outstanding options in the loss per share calculation would be anti- dilutive.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

13. STOCK OPTIONS

The following table identifies the changes in the stock options category within shareholders equity for the years presented:

(in thousands)
Balance, December 31, 2005	$1,728
Additions:
Charged to the Operations Statement	2,486
Capitalized to Mineral Properties	666
Transfer of exercised options to share capital	(334)

Balance, December 31, 2006	$4,546
Additions:
Charged to the Operations Statement	850
Capitalized to mineral properties	351
Transfer to share capital	(100)

Balance, December 31, 2007	$5,647

14. SUPPLEMENTARY CASH FLOW INFORMATION

a)	The Company conducted non-cash investing and financing activities as follows:

	(in thousands)
	2007	2006
Investing Activities
Mineral property expenditures included in amounts receivable and accounts payable	$(2,814)	$1,878
Non-cash accretion costs included in mineral property expenditures	(8,253)	—
Property and equipment expenditures included in amounts receivable and accounts payable	(3,298)	(1,109)

b)	Net change in non-cash working capital:

	2007	2006
Net non-cash working capital changes
Amounts receivable and interest receivable	$(925)	$(204)
Prepaid expenses	(405)	27
Accounts payable and accrued liabilities	(348)	193

	(1,678)	16

c)	During 2007 the Company paid interest related to its Units and Debentures totaling $13.4 million.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

15. FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, short-term investments (See Note 3), amounts receivable, accounts payable and accrued liabilities and debt. Cash and cash equivalents are recognized at their fair value and the carrying values of all other financial instruments approximate their fair values due to the relatively short period to maturity of these instruments. The debt is a financial instrument and the fair market value of the Note debt is approximately $191.9 million while the Debenture fair market value is approximately $47.8 million which includes the value of the conversion option. The debt fair market values were derived from their publicly traded prices. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

16. SEGMENTED INFORMATION

The Company operates in one industry segment, namely metals development in one geographic region, Canada.

17. COMMITMENTS AND CONTINGENT LIABILITIES (NOT IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE SPECIFIED)

Afton Project Commitments

a)	The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment necessary to commence development of the Project. These commitments totaled $19.6 million. These commitments are expected to come due over the next 12 months.

b)	Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2 million in cash or common shares of the Company.

c)	As per the terms of the June 28, 2007 equity financing the Company is obligated to renounce qualifying flow-through expenditures totaling $20 million (see Note 18(a)). These qualifying expenditures can be derived from mine development expenditures and exploration incurred in 2007 plus qualifying exploration grass-roots expenditures incurred in 2008 but renounced in 2008.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

d)	On October 31, 2007 the Company received the main mining permit for the New Afton project under the Mines Act (B.C.) which provides the approval to construct, operate and reclaim the New Afton Mine. The permit obligates the Company to provide a total security deposit in the amount of $9.5 million over a five year period. The first deposit of $3.5 million was paid within 30 days of the receipt of the permit and the Company is obliged to fund an amount of $1.5 million per year over the next four years.

Other Royalties and Property Commitments

e)	Under the terms of the Ajax - Python Claim option agreement the property is subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

f)	On October 25, 2007 the Company completed the acquisition of the Teck surface rights including the payment of $16 million plus applicable transfer taxes. As part of the transaction, Teck has been granted a 2% Net Smelter Return over the Project, which the Company has the option to repurchase at any time for $12 million.

g)	In 2006 the Company completed two arm’s length agreements with the owners (collectively, the “optionors”) of two mineral claim groups, whereby for an aggregate payment to them of $28,965 in cash, the Company acquired the exclusive right to explore the properties for one year. The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods by making payments of $50,000 to one optionor and $43,020 to the other. Any further payments to the optionors are payable in cash or equivalent value in shares of the Company at the optionor’s discretion in one case and at the discretion of the Company in the other.

The Company may, at any time during the option period, purchase the properties by paying the first optionor $100,000 and reserving a 1.5% net smelter return royalty on the production from the property and paying the second optionor $93,400 and reserving a 1% net smelter return royalty on the production from the property. The Company received transfer of title to both properties, which will be retransferred if the Company does not exercise the purchase option.

Operating Leases

h)	The Company is committed to operating leases in the aggregate of $376,825. The future minimum lease payments as at December 31, 2007 are as follows:

(in thousands)
2008	$208
2009	118
2010	51

$377

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

18. SUBSEQUENT EVENTS

a)	Subsequent to December 31, 2007 the tax benefits associated with the $20 million in flow-through share issuances were renounced to the purchasers of the shares based on approximately $19 million of expenditures incurred in 2007 and $1 million to be applied to look-back eligible expenditures in 2008.

b)	On January 22, 2008 the Company signed a binding letter of intent (the “Letter of Intent”) which will form the basis of a formal agreement between the Kamloops Division of the Secwepemc Nation (“the Bands”) and the Company (the “Participation Agreement”) which provides the Bands with certain economic and social benefits and confirms the Bands’ support for the New Afton Project. As contemplated by the Letter of Intent, the Company paid the Bands $100,000 when the Letter of Intent was signed and a further $50,000 on account of estimated legal fees to be incurred by the Bands in respect of the negotiation of the Participation Agreement and an additional $150,000 when the Participation Agreement was signed. The Participation Agreement contemplates that the Company will pay to a socio-economic trust to be created for the benefit of Band members annual payments as follows:

1)	2009 - $250,000;

2)	years after 2009 in which commercial production has commenced but the capital cost of developing and constructing the New Afton Project has not been repaid, an amount equal to the greater of a 0.5% Net Smelter Return (“NSR”) or: (i) $250,000 in respect of realized copper prices less than $2.50 (US) a pound; or (ii) $500,000 in respect of realized copper prices greater than $2.50 (US) a pound;

3)	years after 2009 in which commercial production has commenced and the capital cost of developing and constructing the New Afton Project has been repaid, an amount equal to the greater of $1,000,000 or (i) a 1.0% NSR in respect of realized copper prices less than $2.50 (US) a pound; or (ii) a 1.5% NSR in respect of realized copper prices greater than $2.50 (US) a pound; or (iii) a 2.0% NSR in respect of realized copper prices greater than $3.00 (US) a pound.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

The Participation Agreement also grants to the Bands a right of first refusal to purchase that portion of the Afton Surface Rights lying to the north of the Trans Canada Highway and south of Kamloops Lake in the event the Company decides to sell these lands in the future.

The definitive Participation Agreement was signed between the parties on March 20, 2008.

c)	On February 28, 2008 the 4,167,000 share purchase warrants with an exercise price of $12 expired unexercised.

d)	On March 17, 2008 the Pan-Canadian Investors Committee for Third-Party Structured ABCP announced it has filed an application in the Ontario Supreme Court of Justice under the Companies’ Creditors Arrangement Act asking the Court to call a meeting of ABCP note holders to vote on the Committee’s Plan to restructure the 20 trust covered by the Montreal Accord. The Plan was accepted by the court and a note holders meeting will be held on April 25, 2008 to vote on the Plan.

e)	The Company signed a letter of intent dated March 31, 2008 with Metallica Resources Inc. and Peak Gold Ltd. to complete a business combination whereby New Gold would be the surviving company. The business combination is subject to the completion of confirmatory due diligence, definitive documentation and obtaining the required regulatory approvals.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

19. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods are used in preparing financial statements under generally accepted practices in the United States (“U.S. GAAP”). The effects of the principal differences on the Company’s financial statements under U.S. GAAP are quantified below and described in the accompanying notes:

	Year ended December 31 (in thousands)
Statements of Operations	2007	2006
Loss for the year under Canadian GAAP	$(61,448)	$(3,504)
Add/(deduct):
Issue of flow-through shares under US GAAP (b)	—	1,518
Property costs expenditures expensed under US GAAP (a)	(38,457)	(19,000)
Future income taxes (b and f)	(11,388)	(645)
Interest and accretion (a)	(11,658)	—

Loss and comprehensive loss for the year under US GAAP	$(122,951)	$(21,631)

Weighted average number of shares outstanding - in thousands	30,721	22,689
Basic and diluted loss per share under US GAAP	$(4.00)	$(0.95)

	Year ended December 31 (in thousands)
Statements of Cash Flows	2007	2006
Cash flows from operating activities under Canadian GAAP	$(9,781)	$(1,499)
Add/(deduct):
Mineral property interests and deferred exploration costs (a)	(38,972)	(20,212)

Cash flows from operating activities under US GAAP	$(48,753)	$(21,711)

Cash flows from investing activities under Canadian GAAP	$(242,948)	$(20,660)
Add/(deduct):
Mineral property interests and deferred exploration costs (a)	38,972	20,212

Cash flows from investing activities under US GAAP	$(203,976)	$(449)

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

	As at December 31 (in thousands)
Balance Sheets	2007	2006
Shareholders’ equity reported under Canadian GAAP	$207,505	$118,866
Add/(Deduct):
Mineral property interests and deferred exploration costs (a)	(103,649)	(61,440)
Capitalized interest and accretion (a)	(11,657)	—
Convertible debenture (d)	(18,403)	—
Flow-through shares (b)	(4,569)	—
Future income taxes (b)	2,368	10,004

Shareholders’ equity reported under US GAAP	71,595	$67,430

Total assets reported under Canadian GAAP	$468,836	$132,656
Add/(Deduct):
Mineral property interests and deferred exploration costs (a)	(103,649)	(61,440)
Interest and accretion (a)	(12,457)
Transaction costs (e)	6,779	—

Total assets reported under US GAAP	$359,509	$71,216

Total liabilities reported under Canadian GAAP	$261,331	$13,790
Add/(Deduct):
Flow-through shares (b)	4,569	—
Future income taxes (b and f)	(2,368)	(10,004)
Transaction costs (e)	4,571	—
Convertible debenture (d)	19,811	—

Total liabilities reported under US GAAP	$287,914	$3,786

a)	Mineral property interests and deferred exploration costs

Under Canadian GAAP, costs to acquire property rights, including future income taxes related to shares issued to acquire mineral properties, including any related future income tax liabilities and interest and accretion costs capitalized, and related exploration costs incurred on those properties, may be deferred and subsequently carried at cost prior to a company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect of the recoverability of those costs. Accordingly, while the Project has commenced initial development, under Canadian GAAP all costs incurred on it until the property is abandoned, sold, or upon management determining there to be an impairment in value are deferred. Under US GAAP, prior to the point in time that the Company can demonstrate economic viability of a property by completing a feasibility report and that the Company has the legal right to construct, operate and close a property these

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

costs are expensed as incurred although acquisition costs can be capitalized under US GAAP. Management’s assessment is that the legal and economic tests as at December 31, 2007 had not been fully met and all costs should be expensed for US GAAP purposes. For US GAAP purposes, as the capitalized amounts of development expenditures are lower than those under Canadian GAAP, consequently the Company capitalizes a significantly lower amount of interest and accretion to the balance sheet.

b)	Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under U.S. GAAP, SFAS 109, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for any premium paid by the investors.

Upon renouncing the income tax deductions, the Company records a future income tax liability with a corresponding reduction in share capital under Canadian GAAP. For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes as a result of expensing costs related to mineral properties, the Company reports an income tax expense.

During December 31, 2007, the Company issued an aggregate of 2,055,000 flow-through shares at an average premium of approximately $2.22 per share relative to the closing market prices of the Company’s shares on the dates that the directors set the flow-through share issue prices. Subsequent to December 31, 2007 the Company renounced the expenditures related to these financings.

The reconciling items disclosed herein are in respect to both the recognition of the tax benefit sale under U.S. GAAP and to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations.

c)	Stock-based compensation

In 2004, the Company adopted FAS 123R which is consistent with the treatment under CDN GAAP. The Company has determined the amount of stock options forfeited is not material, therefore there are no differences on accounting for stock-based compensation under Canadian and US GAAP.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

d)	Convertible debenture

In June 2007, the Company issued convertible debentures in the aggregate principal amount of $55 million. Under CDN GAAP, the convertible debentures were bifurcated into a principal and an option component for accounting purposes in accordance with CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation (“Section 3861”). The principal component was recorded as debt with a portion, representing the estimated fair value of the conversion option feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded with a corresponding credit to the convertible debenture liability balance to accrete the balance to the principal due on maturity. Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP would not be recorded under U.S. GAAP.

e)	Deferred financing costs

Under CDN GAAP the Company records the value of the debt component of the Notes and Debentures net of transaction costs. Under US GAAP, in accordance with APB 21 and EITF 95-13, the transactions costs are to be shown separately as an asset on the balance sheet.

f)	Recognition of loss carry-forwards

Under Canadian GAAP and as a result of the Company receiving its primary mining permit to operate and reclaim the Afton mine on October 31, 2007, the Company has recognized future income tax assets and recorded a future tax recovery of $9.9 million relating to available loss carry forward amounts and share and debt issue costs. As there is no Future Income Tax liability for US GAAP as all mineral properties costs and related costs as described in item a) have been expensed, there would be no future income tax recovery under US GAAP.

g)	New accounting pronouncements

Canadian GAAP

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on December 1, 2007.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Inventories

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which will replace Section 3030, “Inventories”. This new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting on a prospective basis the use of the last in, first out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. The new standard will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard on the Company’s results, financial position and cash flows.

General standards on financial statement presentation

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company disclosed in these financial statements in Note 1 its assessment as to whether the Company is a going concern or not.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

Goodwill and Intangible Assets

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and startup costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of these new accounting standards on its financial statements. Adoption of this standard will result in the withdrawal of EIC 27.

US GAAP

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 was effective from January 1, 2007. The adoption of this standard did not have a material impact on the financial statements.

In September 2006, the FASB issued FAS Statement No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on January 1, 2008 and is applied on a prospective basis. The Company is currently assessing the impact of FAS 157 on its financial statements.

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using either the direct expensing method, the built-in overhaul method or the deferral method. The FSP will be effective for the Company January 1, 2008 and is to be adopted on a retrospective basis. The Company is currently assessing the alternative accounting treatments available under the FSP.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

In February 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. FAS No. 159 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the Company’s first quarter ended March 31, 2008. The Company is currently evaluating the impact that FAS 159 will have on its financial statements.

New Gold Inc.

(A Development Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the years ended December 31, 2007 and 2006

(In thousands of Canadian dollars)

			2007	2006
ACQUISITION COSTS
Kamloops Afton			$18,841	$18,841
Kamloops Ajax			49	49

			$18,890	$18,890

	Afton	Ajax and Optioned Properties
DEFERRED EXPLORATION COSTS
Balance, beginning	$41,861	$689	$42,550	$23,551
Afton mine development costs
Consultants and subcontractors	17,307	—	17,307	—
Other	13,742	—	13,742	10

	31,049	—	31,049	10

Feasibility study	1,456	—	1,456	7,859

Capitalized interest, accretion and future income taxes	16,575	—	16,575	—

Surface Exploration Costs
Option payment	—	40	40	29
Drilling and assaying	4,044	1,033	5,077	2,817
Overhead and general	410	179	589	(226)
Wages and benefits	643	55	698	382

	5,097	1,307	6,404	3,002

Underground exploration costs
Drilling and assaying	—	—	—	5,746
Overhead and general	—	—	—	634
Wages and benefits	—	—	—	1,748

	—	—	—	8,128

Balance, end	$96,038	$1,996	$98,034	$42,550

Mineral Properties			$116,924	$61,440